Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

May 20, 2025

Aaron Brodsky, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File Nos.:	033-70742 and 811-08090
	Funds:	LVIP American Funds Vanguard Active Passive Growth Fund (the “Fund”)

Dear Mr. Brodsky:

This letter responds to your comments, provided via phone on April 28, 2025, to the Registrant’s registration statement filed on Form 485APOS on March 13, 2025, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

General Comments

1.	Provide updated fee and expense information for each of the Funds.

Response: The requested revisions have been made.

2.	Remove the footnote in the Fund’s fee table discussing waivers so it reflects none as in the table.

Response: The requested revision has been made.

3.	Confirm that the Fund will consider the investments of the underlying funds when determining compliance with its names rule policy.

Response: The Registrant confirms.

4.	Disclose any principal risks associated with the passive investments that the Fund intends to include in its principal investment strategy.

Response: The requested revisions have been made.

5.

Please confirm in correspondence that the “large percentage” that the Fund intends to invest in domestic and foreign equity securities (stocks), is consistent with the Fund’s policy to invest approximately 80% of

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

its assets in underlying funds that invest primarily in equity securities (stocks) and approximately 20% of its assets in underlying funds that invest primarily in fixed income securities (bonds).

Response: The Registrant confirms.

6.	Clarify the reference to a “…particular asset allocation strategy” in the discussion of the Fund’s principal investment strategy.

Response: The Registrant has revised the discussion of the Fund’s principal investment strategy, including those noted in its responses to Comments 10 and 15, to provide further information about the Fund’s asset allocation strategy.

7.	Please clarify that the inclusion of “Active Management Risk” applies only to a portion of the portfolio.

Response: The Fund employs an active asset allocation strategy. As noted in the operative disclosure, the Fund also selects certain actively managed underlying fund holdings as part of this strategy. The Registrant has therefore included a statement noting that, “The following risks reflect the Fund’s principal risks, which include the Underlying Funds’ principal risks” in the preamble to the Fund’s principal risks so that it is clear that these risk disclosures apply both to the Fund and its underlying holdings.

8.	Please confirm that the inclusion of “Concentration Risk” in the Fund’s disclosure is accurate.

Response: Confirmed. Concentration Risk may apply to certain passive underlying fund holdings that track indices which, themselves, may concentrate based their constituents.

9.	Please confirm that the inclusion of “Investment Style Factors Risk” is accurate.

Response: The Registrant confirms this is a principal risk to the Fund and has updated its principal strategy disclosure as follows, “The Underlying Fund selection is made based on the Fund’s particular asset allocation strategy, the Adviser’s desired asset class exposures, and the investment style factors (such as momentum and market trends) and performance of the Underlying Funds.”

10.	Please confirm that the inclusion of “Tactical Allocation Risk” is accurate.

Response: The Registrant confirms this is a principal risk to the Fund and has updated its principal strategy disclosure as follows, “On at least an annual basis, the Adviser will reassess and may make tactical revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding or removing Underlying Funds from the asset allocation strategy.”

11.	Please confirm that the inclusion of “Small- and Medium-Company Risk” is accurate.

Response: The Registrant confirms and notes that its discussion of the Fund’s principal investment strategy already includes a reference stating that, “…the Fund allocates a large percentage of assets to domestic and foreign equity securities (stocks), including medium-cap companies and those with growth and value characteristics.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

12.	Please confirm that the inclusion of “Limited Portfolio Holdings Risk” is accurate.

Response: The Fund has removed this disclosure.

13.

Given the statement that “The Fund allocates a substantial portion of its assets in Underlying Funds employing a passive investment style (i.e., index funds or rules-based strategy funds),” please explain why use of the name “Active” is not misleading given the reference to a “substantial portion.”

Response: The Registrant has clarified the referenced disclosure as follows, “The Fund allocates a substantial portion of its assets in Underlying Funds employing active or passive (i.e., index funds or rules-based strategy funds) investment styles.”

14.	Please clarify the references to underlying holdings so that they are consistent between the Item 4 and Item 9 discussion of the Fund’s principal investment strategy.

Response: The Registrant has updated the Item 4 and 9 discussion of the Fund’s principal investment strategy as follows, “The Underlying Funds include American Funds® mutual funds, Capital Group ETFs, and Vanguard ETFs.”

15.

Given the statement, “The Adviser also considers the portfolio characteristics and risk profile for each Underlying Fund,” please disclose the material fund characteristics considered by the Adviser when selecting underlying fund holdings.

Response: The Registrant has clarified the referenced disclosure as follows, “The Adviser also considers the portfolio characteristics (such as management style, market capitalization, and growth or value orientation) and risk profile for each Underlying Fund over various periods and market environments to assess each Underlying Fund’s suitability as an investment for the Fund.”

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Teriana Griggs
Stacey Angel